UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42637

Antalpha Platform Holding Company
(Translation of registrant's name into English)

9 TEMASEK BOULEVARD, SUNTEC TOWER 2, #13-02
SINGAPORE
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

On October 14, 2025, the Registrant issued two press releases, copies of which are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, and are incorporated herein by reference.

Exhibit Number	Description

99.1	Press Release -- Correction -- Antalpha Anchors $150 Million Financing in Aurelion Treasury; Initiating NASDAQ’s First Tether Gold Treasury, dated October 14, 2025
99.2	Press Release -- Antalpha Subsidiary Purchases $134 Million in Tether Gold (XAU₮), dated October 14, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Antalpha Platform Holding Company
(Registrant)

Date: October 14, 2025	/s/ Paul Liang
Paul Liang
CFO